January 25, 1999


NAI Technologies, Inc.
282 New York Avenue
Huntington, New York 11473

DRS Technologies Inc.
5 Sylvan Way
Parsippany, New Jersey 07054

Ladies and Gentlemen:

     You have requested our opinion regarding certain federal income tax consequences of the proposed merger of DRS Merger Sub, Inc. ("Merger Sub"), a direct wholly owned subsidiary of DRS Technologies Inc. ("DRS"), with and into NAI Technologies Inc. ("NAI) (the "Merger").

                                      FACTS

A.    NAI

     NAI is a corporation organized and in good standing under the laws of the State of New York. It was incorporated in New York in 1954.

     NAI, through its wholly-owned subsidiaries, designs, manufactures and markets rugged computer systems, advanced peripheral products, intelligent terminals, high performance work stations, TEMPEST computer systems (which suppress certain radiation to prevent external detectors from reading the data being transcribed) and telecommunications test equipment and transmission products.

     NAI's Common Stock is traded on the Nasdaq. In addition to its Common Stock, NAI has (i) outstanding options issued to employees to purchase 637,419 shares of NAI Common


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NAI Technologies, Inc.


Stock under NAI Stock Option Plan at exercise prices ranging from $1.875 to $8.33 as of September 26, 1998, and 30,000 shares of NAI Common Stock under the NAI Stock Option Plan at an exercise price of $2.50 as of September 26, 1998;
(ii) warrants to purchase up to a maximum of 4,119,700 shares of Common Stock at an exercise price of $2.50 (the NAI Warrants); (iii) outstanding warrants to purchase up to a maximum of 300,000 shares of Common Stock at a price of $3.00 per share (the "Additional Warrants"); and (iv) outstanding 12% Convertible Subordinated Promissory Notes due January 15, 2001 convertible into NAI Common Stock (the "Convertible Notes").

     B.     DRS

     DRS was incorporated in 1968 and is a diversified high-technology company serving government and commercial niche markets worldwide.

     DRS develops and manufactures a variety of leading edge systems and components used for the processing, display and storage of data. These include combat display workstations, electronic sensor systems, digital imaging systems, electro-optical systems, ship communications and flight safety systems. DRS also provides a wide range of technical support and depot level services. DRS' defense electronics products serve all branches of the U.S. Armed Services and certain international military forces. DRS' commerical and industrial products are used mainly by the airline, banking, computer disk drive, security, transportation, retail sales and broadcast industries.

     DRS Common Stock is traded on the American Stock Exchange.

     C.     DRS Merger Sub, Inc.

     DRS Merger Sub, Inc. is a newly formed New York corporation and a direct wholly-owned subsidiary of DRS created solely for the purpose of facilitating the acquisition of NAI by DRS.

     D.     The Merger

     The terms of the Merger are contained in the Agreement and Plan of Merger dated as of August 26, 1998 (the "Merger Agreement"). Terms not otherwise defined in this letter shall have the meanings assigned to them in the Merger Agreement.


      You have directed us to assume in preparing this opinion that (1) the Merger will be consummated in accordance with the terms, conditions and other provisions of the Merger Agreement, and (2) all of the factual information, descriptions, representations and assumptions set forth (i) in this letter (an advance copy of which has been provided to you), (ii) in the Merger Agreement,
(iii) in all letters and certificates delivered in connection with the closing of the Merger transaction and (iv) in the Joint Proxy Statement/Prospectus pertaining to the Merger (the "Joint Proxy Statement/Prospectus") as filed



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NAI Technologies, Inc.


with the Securities and Exchange Commission, are accurate and complete and will be accurate and complete at the time the Merger becomes effective (the "Effective Time"). We have not independently verified any factual matters relating to the Merger in connection with or apart from our preparation of this opinion and, accordingly, our opinion does not take into account any matters not set forth herein which might have been disclosed by independent verification.

     Pursuant to the Merger Agreement, Merger Sub will be merged, in accordance with the applicable provisions of the New York Corporation Law, with and into NAI with NAI as the surviving corporation. The Merger is subject to approval as required by law by the NAI shareholders at a special meeting. We have assumed for the purposes of this opinion that NAI will be listed on the Nasdaq as of the time of the special meeting and the record date.

     At the Effective Time: (i) Merger Sub will be merged with and into NAI,
(ii) the separate corporate existence of Merger Sub will cease, and (iii) except for fractional shares, each share of NAI Common Stock then issued and outstanding will be converted into the right to receive 0.23 shares of DRS Common Stock (the "Exchange Ratio"), subject to adjustment as described in the Merger Agreement and the Joint Proxy Statement/Prospectus. If, prior to the Effective Time, DRS should split or combine the DRS Common Stock, or pay a stock dividend or other stock distribution in shares of DRS Common Stock, or otherwise change the DRS Common Stock into any other securities, or make any other dividend or distribution on the DRS Common Stock, then the Exchange Ratio will be appropriately adjusted to reflect such split, combination, dividend or other distribution or change.

     No fractional shares of DRS Common Stock will be issued in the Merger. Each holder of NAI Common Stock who otherwise would be entitled to receive a fraction of a share of DRS Common Stock will receive, instead, cash equal to such holder's proportionate interest in the net proceeds from the sale or sales of the aggregate shares of fractional DRS Common Stock issued in the Merger (in the manner set forth in section 3.3 of the Merger Agreement). Except for cash exchanged in lieu of issuing fractional shares of DRS Common Stock, no cash will be exchanged for shares of NAI Common Stock or shares of Merger Sub Common Stock pursuant to the Merger.

     It is a condition to the Merger that the holders of at least 90% of the aggregate principal amount of the Convertible Notes outstanding as of August 26, 1998 convert their NAI Convertible Notes into shares of NAI Common Stock prior to the completion of the Merger. All remaining holders of NAI Convertible Notes will have the right to convert such notes to DRS Common Stock at the Exchange Ratio.

     At the Effective Time, all options and warrants (other than the Additional Warrants) granted by NAI which are outstanding immediately prior to the Merger shall be converted into options and warrants to purchase shares of DRS Common Stock on the same terms and conditions as are in effect immediately prior to the Merger, adjusted as provided in Section 3.1 of the Merger Agreement.

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                                      -4-
NAI Technologies, Inc.


     Prior to the Effective Time, NAI will sell all issued and outstanding shares of the capital stock of Wilcom, Inc., a New York corporation and wholly-owned subsidiary of NAI, to Wilcom Acquisition Corp., a Delaware corporation in which Mr. Charles S. Holmes, a current director of NAI, owns capital stock. The purchase price will consist of (i) $150,000, (ii) the surrender of the Additional Warrants and (iii) the surrender of 1,700,000 NAI Warrants held by Mr. Holmes.

     F.     Representations and Assumptions.

     We have also relied with your permission on the following additional representations and/or assumptions;

     1. The Merger will be effected for bona fide business reasons.

     2. The fair market value of DRS stock and other consideration received by each NAI shareholder will be approximately equal to the fair market value of NAI stock surrendered in the exchange.

     3. In the Merger, an amount of NAI Common Stock equal in value to at least 50 percent of the value of all of the formerly outstanding NAI Common Stock will be exchanged for DRS Common Stock.

     4. The only consideration that will be issued by DRS pursuant to the Merger in exchange for shares of NAI Common Stock will be shares of DRS Common Stock and cash in lieu of fractional shares of DRS Common Stock.

     5. Prior to and in connection with the Merger, none of the NAI Common Stock will be redeemed.

     6. Prior to and in connection with the Merger, no distributions (other than regular dividend distributions consistent with historic practices) will be made with respect to any of the NAI Common Stock.

     7. After the Merger, no dividends or distributions will be made to the former NAI shareholders by DRS, other than regular or normal dividend distributions made with regard to all shares of DRS Common Stock.

     8. Prior to and in connection with the Merger, no corporation that is related(1) to NAI will acquire any of the NAI Common Stock.

----------

(1) For purposes of this letter, the determination of whether two corporations are "related" is made pursuant to the provisions of Regulations section 1.368-1(e).

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NAI Technologies, Inc.


     9. In connection with the Merger, no corporation that is related to DRS will acquire any of the NAI Common Stock or any of the DRS Common Stock exchanged in the Merger for NAI Common Stock.

     10. DRS has no plan or intention to sell or otherwise dispose of, or to permit the sale or other disposition of, any of the assets of NAI acquired in the Merger, including any assets of any NAI Subsidiary or other Affiliate, except for dispositions made in the ordinary course of business, or transfers described in section 368(a)(2)(C) or Regulations section 1.368-2(k). No Subsidiary or other Affiliate of DRS (including any NAI Subsidiary or other Affiliate acquired pursuant to the Merger) has any plan or intention to sell or otherwise dispose of any of the assets of NAI or any NAI Subsidiary or other Affiliate, except for dispositions made in the ordinary course of business. NAI and NAI's Subsidiaries and other Affiliates have not and will not sell or otherwise dispose of assets in anticipation of the Merger, other than the sale of the capital stock of Wilcom or in the ordinary course of business.

     11. Following the transaction, NAI will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets and at least 90 percent of the fair market value of Merger Sub's net assets and at least 70 percent of the fair market value of Merger Sub's gross assets held immediately prior to the transaction. For purposes of this representation, amounts paid by NAI or Merger Sub to dissenters, amounts paid by NAI or Merger Sub to shareholders who receive cash or other property, amounts used by NAI or Merger Sub to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by NAI will be included as assets of NAI or Merger Sub, respectively, immediately prior to the transaction.

     12. Prior to the Merger, DRS will be in control of Merger Sub within the meaning of Section 368(c)(2).

     13. DRS has no plan or intention to reacquire any of its stock in the transaction.

     14. Merger Sub will have no liabilities assumed by NAI, and will not transfer to NAI any assets subject to liabilities in the transaction.

     15. NAI has no plan or intention to issue additional shares of its stock that would result in DRS losing control of NAI within the meaning of Section 368(c).

     16. Following the transaction, NAI will continue its historic business and use a significant portion of its historic business assets in a business.

----------

(2) All Section references are to the Internal Revenue Code of 1986, as amended.


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                                       -6-

NAI Technologies, Inc.


     17. NAI, Merger Sub, DRS and the shareholders of NAI will pay their respective expenses, if any, incurred in connection with the transaction.

     18. There is no intercorporate indebtedness existing between DRS and NAI or between Merger Sub and NAI that was issued, acquired or will be settled at a discount.

     19. In the Merger, shares of NAI stock representing control of NAI, as defined in Section 368(c), will be exchanged solely for voting stock of DRS. For purposes of this representation, shares of NAI stock exchanged for cash or other property originating with DRS or NAI will be treated as outstanding NAI stock on the date of the transaction.

     20. Immediately following the Merger, NAI will not have outstanding any warrants, options, convertible securities or any other type of right pursuant to which any person could acquire stock in NAI that, if exercised or converted, would affect DRS' acquisition or retention of control of NAI, as defined in
Section 368(c).

     21. DRS does not own, nor has it owned during the past five years, any shares of the stock of NAI.

     22. Neither DRS, NAI nor Merger Sub is an investment company as defined in
Section 368(a)(2)(F)(iii) and (iv).

     23. On the date of the transaction, the fair market value of the assets of NAI will exceed the sum of its liabilities, plus the amount of the liabilities, if any, to which the assets are subject.

     24. NAI is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A).

     25. None of the compensation received by any NAI shareholders for services performed for NAI or any NAI subsidiary or other affiliate is or will be separate consideration for, or allocable to, any of their shares of NAI Common Stock surrendered in the Merger. None of the DRS Common Stock received pursuant to the Merger by any shareholder of NAI in exchange for the shareholder's shares of NAI Common Stock is or will be in exchange for, or in consideration of, any employment, consulting or similar arrangement between such shareholder and NAI, DRS or any subsidiary or other affiliate thereof for services rendered or to be rendered by such shareholder. Any compensation paid or to be paid to any NAI shareholder who will be an employee of DRS or any subsidiary or other affiliate thereof after the Merger will be in consideration of services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

     26. The payment of cash in lieu of issuing fractional shares of DRS Common Stock is solely for the purpose of avoiding the expense and inconvenience to DRS of issuing fractional

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NAI Technologies, Inc.                -7-


shares of DRS Common Stock and does not represent separately bargained-for consideration. In addition, this cash payment will not be made pro rata to all NAI shareholders. The total cash consideration that will be paid in the Merger to NAI shareholders in lieu of issuing fractional shares of DRS Common Stock will not exceed 1 percent of the total consideration that will be issued in the Merger to NAI shareholders in exchange for their shares of NAI Common Stock. The fractional share interests of each NAI shareholder will be aggregated, and no NAI shareholder will receive cash in an amount equal to or greater than the value of one full share of DRS Common Stock.

                                     OPINION

     Assuming that the Merger is consummated in accordance with the terms and conditions set forth in the Merger Agreement and based on the facts set forth in the Letters and this letter (including all assumptions and representations) and subject to the qualifications and other matters set forth herein, it is our opinion that for federal income tax purposes the Merger will constitute a reorganization within the meaning of section 368(a), with the following material federal income tax consequences:

      (1) No gain or loss will be recognized by DRS, Merger Sub or NAI as a result of the Merger (except for amounts resulting from changes in method of tax accounting or the operation of the rules under section 1502 of the Code);

      (2) No gain or loss will be recognized by an NAI shareholder upon the exchange of all of such NAI shareholder's shares solely for DRS Common Stock, except that an NAI shareholder who receives cash proceeds in lieu of a fractional share interest in DRS Common Stock will recognize gain or loss equal to the difference between such proceeds and the tax basis allocated to the fractional share interest, and such gain or loss will constitute capital gain or loss if such shareholder's shares with respect to which gain or loss is recognized are held as a capital asset at the Effective Time;

      (3) The tax basis of the DRS Common Stock received by an NAI shareholder who exchanges his or her NAI Common Stock for DRS Common Stock will be the same as such shareholder's tax basis in the NAI Common Stock surrendered in exchange therefor less the portion of such basis, if any, allocable to fractional shares;

      (4) The tax holding period of the DRS Common Stock (including any fractional share interest) received by an NAI shareholder will include the period during which the NAI Common Stock surrendered in exchange therefor was held (provided, that such NAI Common Stock was held by such shareholder as a capital asset at the Effective Time); and


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NAI Technologies, Inc.                    -8-


      (5) No gain or loss will be recognized by a holder of NAI Warrants on the exchange of NAI Warrants for DRS Warrants.

     Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States.

     Our opinion is based on the understanding that the relevant facts are, and will be at the Effective Time, as set forth or referred to in this letter. If this understanding is incorrect or incomplete in any respect, our opinion could be affected. Certain of the assumptions and representations upon which we have relied involve the resolution of inherently factual questions and the drawing of inferences from all of the facts and circumstances. It is impossible to predict what factual conclusions and inferences the Internal Revenue Service or the courts may draw. Our opinion is based on the characterization of the facts as expressed in the assumptions and representations set forth or referred to herein.

     Our opinion is also based on the Code, Treasury Regulations, case law, and Internal Revenue Service rulings as they now exist, none of which squarely addresses every precise factual circumstance present in the connection with the Merger but all of which, taken together, in our opinion provide a sufficient legal basis for our opinions set forth herein. However, the possibility exists that our opinion as to the proper application of the law to the facts of the Merger would not be accepted by the Internal Revenue Service or would not prevail in court. In addition, the authorities upon which we have relied are all subject to change and such change may be made with retroactive effect. We can give no assurance that after any such change, our opinion would not be different.


     We undertake no responsibility to update or supplement our opinion.


     We hereby consent to the filing with the Securities and Exchange Commission of this opinion as an exhibit to the Registration Statement on Form S-4 and to the reference to our firm under the heading "THE MERGER--Material U.S. Federal Income Tax Consequences" in the Joint Proxy Statement/Prospectus contained therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                                   Very truly yours,


                                   WHITMAN BREED ABBOTT & MORGAN


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NAI Technologies, Inc.               -9-